Exhibit 2

Rio de Janeiro, July 7, 2016

OI S.A. BOARD OF DIRECTORS

Rua do Lavradio, 71

Centro, Rio de Janeiro - RJ

Praia de Botafogo 300, 11th floor

Botafogo, Rio de Janeiro - RJ

To: Mr. José Mauro Mettrau Carneiro da Cunha, Chairman of the Board of Directors

Copy to:

OI S.A. FINANCE AND INVESTOR RELATIONS OFFICE

Rua Humberto de Campos, No. 425, 8th floor

Leblon, Rio de Janeiro - RJ

To: Mr. Flavio Nicolay Guimarães (invest@oi.net.br)

BRAZILIAN SECURITIES AND EXCHANGE COMISSION (COMISSÃO DE VALORES MOBILIÁRIOS - CVM)

Superintendence for Company Relations

Rua Sete de Setembro, 111 Centro, Rio de Janeiro - RJ

To: Dr. Fernando Soares Vieira (sep@cvm.gov.br)

Mr. Chairman of the Board,

01. SOCIÉTÉ MONDIALE FUNDO DE INVESTIMENTO EM AÇÕES registered under corporate taxpayers’ registry (CNPJ/MF) No. 20.588.268/0001-01, represented by its manager Bridge Administradora de Recursos Ltda., registered under corporate taxpayers’ registry No. 11.010.779/0001-42 (“Shareholder”), as holder, as of July 6, 2016, of 46,886,500 common shares and 7,934,624 preferred shares of Oi S.A.’s (“Oi S.A.” or “Company”) capital stock, which represent 6.64% of the Company’s capital stock, making up the percentage of 7.02% of common shares and 5.03% of preferred shares, respectively, requests, pursuant to Article 123, sole paragraph, subparagraph “c” of Law No. 6,404/76, or the Brazilian Corporations Law, that the Board of Directors convene for an Extraordinary General Meeting of the Company, within a period of eight days, to be carried out as soon as possible, to discuss the following matters:

1)	AGENDA

(i)	Discuss and assess the Company’s current economic-financial position, as well as the challenges to be faced henceforth, contemplating any suggestions from shareholders, to be considered by the Company’s management in the process of economic-financial uplift underway.

(ii)	Decide on the dismissal, in individual polls, of the Board Members listed below:

a.	Rafael Luís Mora Funes (member) and João do Passo Vicente Ribeiro (alternate);

b.	João Manuel Pisco de Castro (member) and Pedro Guimarães e Melo de Oliveira Guterres (alternate);

c.	Luís Maria Viana Palha da Silva (member) and Maria do Rosário Amado Pinto Correia (alternate);

d.	André Cardoso de Menezes Navarro (member) and Nuno Rocha dos Santos de Almeida e Vasconcellos (alternate);

e.	Pedro Zanartu Gubert Morais Leitão (member without alternate);

(iii)	Decide on the dismissal of Board Member Marcos Grodetzky (member without alternate); and

(iv)	Decide on the election of members and alternate members of the Board of Directors, to replace those removed, and also for the vacant Board of Directors positions, as well as the vacant positions of Directors Sergio Franklin Quintella and Joaquim Dias de Castro, who recently submitted their resignations to the Board, to fulfill their respective remaining terms, in accordance with the provisions of art. 69 of the Company’s Bylaws.

*        *        *

2)	GROUNDS FOR THE CALL NOTICE REQUEST

a)	First item of the Agenda (no deliberation).

02. As all shareholders know, Oi S.A. faces an economic and financial crisis, which led to a request for judicial protection.

03. Given the sensitivity of this matter, and without prejudice to the discussions to be carried out in the already convened Meeting to be held on July 22, 2016, the Company’s shareholders, gathered in a meeting, should have the opportunity to discuss the matter, so that they may become completely informed of the Company’s current economic-financial situation, and that they may, based on this diagnosis, contribute with suggestions and ideas that may improve the Company’s economic-financial uplift.

04. For this purpose, the Shareholder recalls that all relevant documentation for the discussion of this item of the Agenda is available on the Company’s website (www.oi.com.br), in the following link: www.recjud.com.br.

b)	Second item of the Agenda

05. Article 122 of the Brazilian Corporations Law, in accordance with Article 140 thereof, establishes the sole authority of the General Meeting to, at any time, elect or dismiss the Company’s management and fiscal management.

06. In the past months, Oi S.A. sought to renegotiate its high debt with its creditors, but the negotiations were unsuccessful, which generated the Company’s need to seek judicial protection.

07. The Company’s management, together with its internal and external advisors, has been conducting the Company’s reorganization process with proficiency and diligence.

08. However, we understand that the Board of Directors should be partially renewed, so that it is prepared to face the economic, legal, technological, market and regulatory challenges presented to the Company.

09. A Board with qualified people, all Independent Directors according to the definition in paragraph 1 of Article 25 of the Company’s Bylaws, to, with legitimacy and authority, propose, debate and defend regulatory solutions that allow the Company to improve the quality of its investments, including to modernize the General Telecommunications Law. This challenge, of high sensitivity to the Company, should be conducted by capable people with expertise.

10. In light of this, the Shareholder proposes that the other shareholders, gathered in a general meeting, deliberate on the replacement of the members of the Board of Directors listed below (on their dismissal) for those appointed by the Shareholder (on their subsequent election). Therefore, the Shareholder’s proposal for the respective items of the Agenda is as follows:

(i)	Dismissal of the Board of Directors member Rafael Luís Mora Funes, as well as his alternate João do Passo Vicente Ribeiro;

(ii)	Dismissal of the Board of Directors member João Manuel Pisco de Castro, as well as his alternate Pedro Guimarães e Melo de Oliveira Guterres;

(iii)	Dismissal of the Board of Directors member Luís Maria Viana Palha da Silva, as well as his alternate Maria do Rosário Amado Pinto Correia;

(iv)	Dismissal of the Board of Directors member André Cardoso de Menezes Navarro, as well as his alternate Nuno Rocha dos Santos de Almeida e Vasconcellos;

(v)	Dismissal of the Board of Directors member Pedro Zanartu Gubert Morais Leitão; and

(vi)	Dismissal of the Board of Directors member Marcos Grodetzky, member without alternate, who is nominated by the Shareholder for the subsequent election as an alternate;

(vii)

Election of new members, whose names and résumés are mentioned below, for the Company’s Board of Directors, all Independent Directors pursuant to the definition in paragraph 1 of Article 25 of the Company’s Bylaws, for the positions that may eventually become vacant due to the previous deliberations and/or eventual resignations and until the end of the term established in Article 69 of the Company’s Bylaws, given that they are highly qualified people, of unblemished reputation, renowned technical expertise and will, without a doubt, contribute to Oi S.A.’s difficult phase, in a serene manner, recovering the shareholders’ lost value:

Members:

a.	HELIO CALIXTO COSTA: Extensive experience in the telecommunications industry, with great knowledge of the regulation of the telecommunications industry. Former Minister of Telecommunications and Senator of the Republic. Former Officer of Rede Globo in New York. Member of the National Convention of the PMDB.

b.	DEMIAN FIOCCA: Extensive experience in leadership positions in financial institutions and large enterprises, in both the public and private sectors. From 2004 to 2006, he served as Vice President of the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES). He was appointed CEO of BNDES in March 2006, position he held until 2007. Former member of Vale executive board. CEO of Banco Nossa Caixa. Bachelor’s degree and master’s degree in Economics from the School of Management, Economics and Business, University of São Paulo (USP).

c.	JOSÉ VICENTE DOS SANTOS: Extensive experience in the telecommunications regulation sector. He participated in the development and implementation of the Brazilian Digital TV System and the National Broadband Plan. Parliamentary Assistant to the Senate. Former advisor to the Ministry of Telecommunications. Lawyer.

d.	JOÃO MANUEL PINHO DE MELLO: PhD in Economic Sciences with extensive experience in the telecommunications regulatory sector and the antitrust sector. Consultant to several companies including Ambev, Energisa, Vale, BM&FBovespa. PhD degree in Economics from Stanford University. Professor of Economics at PUC-Rio. Professional with an unblemished reputation who should help to bring transparency to the Company’s income statement.

e.	PEDRO GROSSI JUNIOR: Extensive experience in the telecommunications industry, institutional and political relations. Former Parliamentary advisor to the Planning Minister, Mr. Antonio Delfim Neto, and former advisor to the Minister of Finance, Mr. Francisco Dornelles (current governor of Rio de Janeiro). Bachelor’s degree in Law from the University of Guanabara State.

f.	LEO JULIAN SIMPSON: Extensive experience in the telecommunications industry. Telecommunications expert. Former International Director, Commercial Officer and CEO of Intelig Comunicações Ltda. International Counselor at the law firm McKenna & Co. Responsible for the merger of Intelig Telecomunicações Ltda with and into TIM Brasil S.A. Bachelor’s degree in Law from Bristol University and from the College of Law, both in England.

g.	JONATHAN DANN: Extensive experience in the telecommunications industry and projects development. Operations in large companies such as Royal Bank of Canada, Bear Stearns July and HSBC James Capel July. Former Executive Officer and General Officer at JP Morgan and Barclays Capital. General Director of RBC Capital Markets.

h.	MARCELO ITAGIBA: Extensive experience in public safety. Superintendent of the Federal Police and Secretary of Rio de Janeiro Public Security. Chairman of the Parliamentary Commission of Inquiry on Telephonic Interceptions in Brazil. Bachelor’s degree in Legal and Social Sciences from the Federal College of the Rio de Janeiro State.

11. The Shareholder reserves the right to replace any candidate(s) mentioned herein within the legal deadline. The candidates for alternate member positions of the Board of Directors shall be appointed by the shareholder in due course.

12. The Shareholder suggests that the current members of the Board of Directors (1) José Mauro Mettrau Carneiro da Cunha, (2) Ricardo Malavazi Martins and (3) Thomas Cornelius Azevedo Reichenheim, as well as the current alternate member of the Board of Directors Sergio Bernstein, remain in office until the end of the term.

13. The Shareholder also suggests that the director Marcos Grodetzky, currently member of the Board of Directors due to the resignation of Robin Anne Bienen Stock, be reappointed as an alternate member of the Board of Directors, connected to the member Ricardo Malavazi Martins. For that purpose, the Shareholder suggests that the removal of such member as a member be approved by the shareholders of Oi S.A., with his consequent election to the position of alternate member.

14. Ultimately, if there is a supervening resignation of any member of the Board of Directors, leaving vacant a member position of the board, the Shareholder proposes in advance the election of the following name for the member position of the Board of Directors, without prejudice to potential new nominations due to the vacancy of other positions:

a. WILLIAM CONNELL STEERS: Extensive experience in the project development sector in Brazil and Latin America. He served on the Board of Directors of several companies with shares traded in Brazilian and Canadian stock exchanges. He completed the Honors Business Administration (HBA) in the Ivey Business School.

15. Finally, pursuant to Article 3 of CVM Instruction No. 367, the Shareholder registers that it received from all nominees to the Board of Directors of Oi S.A. their statements referred to in Article 2 of the aforementioned Instruction, so that none of them has any impediment to holding such position for which they are nominated.

16. It is registered, finally, that Oi S.A. currently has dispersed control, without defined controller and without voting agreements filed at the Company’s headquarters. The resolutions proposed in this call notice do not alter the corporate conjuncture of Oi S.A., not implying any change in its ownership structure. In this context, it appears unnecessary to submit this instrument to the prior approval procedure with ANATEL. In any case, since the outcome of the resolutions proposed in this call notice is not predictable ex ante, the outcome of the deliberations will be submitted in due course to the analysis of the regulatory agency, for transparency and in accordance with current regulations.

17. On those grounds, the Shareholder, represented herein by its manager, requires the calling of an extraordinary general meeting of Oi SA, with the agenda indicated in this call request, within eight (8) days of receipt, to be held as soon as possible, otherwise such a meeting will be called directly by the Shareholder, pursuant to art. 123, sole paragraph, subparagraph “c” of the Brazilian Corporation S Law.

Best Regards,

SOCIÉTÉ MONDIALE FUNDO DE INVESTIMENTO EM AÇÕES

herein represented by its manager

Bridge Administradora de Recursos Ltda.